510 Burrard St, 3rd Floor

Date: April 2, 2012

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ANIMAS RESOURCES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

30/04/2012

Record Date for Voting (if applicable) :

30/04/2012

Beneficial Ownership Determination Date :

30/04/2012

Meeting Date :

05/06/2012

Pacific Opportunity Capital Ltd

Meeting Location (if available) :

410-325 Howe Street

Vancouver, BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

035265107

CA0352651073

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ANIMAS RESOURCES LTD.